Valcent Products Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2008 and 2007

AUDITORS' REPORT

TO THE SHAREHOLDERS OF VALCENT PRODUCTS INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Valcent Products Inc. (a development stage company) as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 6, 2008

Valcent Products Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
Years Ended March 31

	2008	2007
Assets		(Note 2)

Current
Cash and cash equivalents	$163,437	$314,972
Accounts receivable (Notes 8 and 16)	462,156	462,055
Prepaid expenses (Note 7)	2,119,546	356,761
Inventories (Note 9)	617,195	1,236,808

	3,362,334	2,370,596
Restricted Cash (Note 13)	108,471	117,327
Property and Equipment (Notes 5 and 13)	1,135,108	348,487
Product License (Note 6)	1	1,306,075

	$4,605,914	$4,142,485

Liabilities and Shareholders' Deficiency

Current
Accounts payable	$382,605	$115,744
Accrued liabilities	153,958	53,906
Current portion of long-term debt (Note 13)	16,250	13,451
Promissory notes payable (Note 18)	270,167	115,460
Due to related parties (Note 11)	1,490,516	930,175
Convertible notes (Note 10)	5,202,741	2,742,462

	7,516,237	3,971,198
Long-term debt (Note 13)	158,612	195,663

	7,674,849	4,166,861
Shareholders' Deficiency
Share capital (Note 14)	16,340,830	7,870,435
Contributed surplus (Note 14(e))	4,203,394	3,333,435
Conversion component of convertible notes (Note 10)	3,262,292	3,336,459
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(23,638,081)	(11,327,335)

	(3,068,935)	(24,376)

	$4,605,914	$4,142,485

Going-concern (Note 1) and Commitments (Notes 6, 8, 10, 12, 13 and 18)

On behalf of the board
" Glen Kertz"	Director	"F. George Orr"	Director

See Notes to the Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended March 31

	2008	2007
		(Note 2)
Expenses
Product development (Note 16)	$4,081,435	$1,562,421
Interest, accretion and financing on convertible notes	2,402,970	2,448,121
Advertising and media development	1,953,998	1,092,917
Stock-based compensation	990,305	1,127,141
Investor relations	871,542	287,834
Professional fees	431,270	712,458
Travel	291,465	156,498
Office and miscellaneous	234,817	281,696
Interest and penalties	112,376	6,910
Rent	77,918	65,693
Insurance	71,071	78,784
Amortization	47,463	25,288
Filing and transfer agent fees	44,500	38,883
Interest on long-term debt	15,480	8,500

Loss from Operations	11,626,610	7,893,144
Other (Income) Expense
Write-down on product license (Note 6)	1,306,074	0
Interest income	(10,805)	(25,704)
Foreign exchange gain	(611,133)	(6,993)

Net Loss and Comprehensive Loss for Year	12,310,746	7,860,447
Deficit During Development Stage, Beginning of Year, As previously reported	14,674,170	3,734,599
Prior Period Correction (Note 2)	(3,346,835)	(267,711)

As restated	11,327,335	3,466,888

Deficit During Development Stage, End of Year	$23,638,081	$11,327,335

Loss Per Share - Basic	$0.35	$0.41

Weighted Average Number of Common Shares Outstanding	35,545,740	19,261,192

See notes to the consolidated f inancial statements.

Valcent Products Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years Ended March 31

	2008	2007
Cash Provided By (Used In)		(Note 2)
Operating Activities
Net loss for year	$(12,310,746)	$(7,860,447)
Items not involving cash
Interest, accretion and financing on convertible notes	2,437,818	2,050,039
Stock-based compensation (Note 14)	990,305	1,127,141
Write-down on product license (Note 6)	1,306,074	0
Product development	506,869	0
Consulting	198,493	52,708
Investor relations	199,904	174,924
Interest and penalties	4,195	0
Amortization	47,463	25,288
Foreign exchange gain	(630,984)	0
Changes in non-cash working capital items
capital items	732,607	(1,870,635)
	(6,518,002)	(6,300,982)
Investing Activity
Property and equipment	(834,084)	(310,448)

Financing Activities
Advances from related parties	560,341	860,902
Restricted cash	0	117,327
Proceeds from issuance of common shares, net	5,448,774	1,028,266
Promissory notes payable	150,512	115,460
Repayments of long-term debt	(34,252)	(25,440)
Proceeds from issuance of convertible notes	1,100,108	4,817,114
	7,225,483	6,913,629

Foreign Exchange on Cash Held in Foreign Currency	(24,932)	0
(Decrease) Increase in Cash During Year	(151,535)	302,199
Cash and Cash Equivalents, Beginning of Year	314,972	12,773

Cash and Cash Equivalents, End of Year	$163,437	$314,972

Supplemental Cash Flow Information
Shares issued for product license	$0	$419,401
Shares issued for investor relations/public relations	$303,804	$460,614
Shares issued as bonus to director	$0	$52,708
Shares issued for consulting services	$2,110,429	$107,681
Shares issued on conversion of convertible notes	$532,295	$1,668,363
Interest paid	$15,480	$0
Income taxes paid	$0	$0

See notes to the consolidated financial statements.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

1.         Nature of Business and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the development and marketing of consumer and industrial products and processes for global markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at March 31, 2008, the Company had an accumulated deficit of $26,875,451 (2007 - $14,564,705) and a working capital deficiency of $4,153,903 (2007 - $1,600,602). The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations, and the Company’s ability to obtain financing.

These consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

2.         Prior Period Adjustment and Comparative Figures

The consolidated financial statements for the year ended March 31, 2007 have been restated to adjust prepaid expenses and insurance expense for amounts that relate to the 2008 fiscal year as well as to correct the bifurcation of convertible notes, the amortization thereof using the effective interest method and the transfer of the conversion component of convertible notes to share capital upon conversion of these notes into common shares of the Company. This error was noted in the current year and resulted in a restatement to reduce net loss by $3,346,835 and reduce deficit at the beginning of the year by $267,711 for the year ended March 31, 2007. The resulting restatement to amounts for the year-ended March 31, 2007 are as follows:

	As Previously Reported March 31, 2007	Adjustment	As Restated March 31, 2007

Convertible debentures	$5,301,129	$(2,558,667)	$2,742,462
Share capital	$7,836,903	$33,532	$7,870,435
Contributed surplus	$3,253,333	$80,102	$3,333,435
Conversion component of convertible notes	$4,167,190	$(830,731)	$3,336,459
Deficit, end of year	$14,674,170	$(3,346,835)	$11,327,335
Deficit, beginning of year	$3,734,599	$(267,711)	$3,466,888
Insurance expense	$149,855	$(71,071)	$78,784
Interest, accretion and financing on convertible notes	$5,606,886	$(3,158,765)	$2,448,121
Foreign exchange gain (loss)	$110,006	$(116,999)	$(6,993)
Basic loss per share	$0.57	$(0.16)	$0.41

Certain of the comparative figures for the year ended March 31, 2007 have been reclassified to confirm to the current year’s presentation.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

3.         Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian GAAP.  The significant accounting policies used in these consolidated financial statements are as follows:

(a)
Principles of consolidation

These financial statements include the accounts of Valcent Products Inc. and its wholly owned, integrated subsidiaries, Valcent Products EU Limited (“Valcent EU”) and Valcent USA, Inc. (“Valcent USA”), and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC (“Valcent Management”) and Valcent Manufacturing Ltd. (“Valcent Manufacturing”), in which Valcent Management is the general partner and Valcent USA is the limited partner. All significant inter-company transactions and balances have been eliminated.

These consolidated financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 8.

(b)
Research and product development costs

Research costs are expensed as incurred. At this time, development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)
Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.  At March 31, 2008 and 2007, cash and cash equivalents consisted of cash on deposit and money market securities.

(d)
Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the declining balance method at an annual rate of 10% for building, 20% for equipment, 30% for computer equipment, 20% for furniture and fixtures, and 20% for automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(e)
Foreign currency transactions and translation

The Company’s functional and reporting currency is the Canadian dollar. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Revenue and expense items, at the average rate of exchange by quarter except for amortization of property and equipment, which is translated at the same rate as the related asset.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

3.         Significant Accounting Policies (Continued)

(f)
Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include allowance for doubtful accounts, the net realizable value of inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)
Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Diluted loss per share is not presented where the effect of conversion on exercise of options and warrants and similar instruments would be anti-dilutive.

(h)
Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

(i)
Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

3.         Significant Accounting Policies (Continued)

(j)
Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(k)
Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value, with fair value generally based on future discounted cash flows.

(l)
Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable, and when collectability is reasonably assured. Sales during the development stage are netted against product development costs (Note 3(b)).

Interest income is recognized on an accrual basis as earned at the stated rate of interest of the investment over the term to maturity.

(m)
Changes in accounting policies

The following changes in accounting policies were applied in accordance with the transitional provisions contained in each of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook sections, and their adoption had no impact on the Company’s consolidated financial statements.

(i)
Financial instruments

Effective April 1, 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

3.         Significant Accounting Policies (Continued)

(m)	Changes in accounting policies (Continued)

(i)	Financial instruments (Continued) The adoption of this section did not impact the Company’s consolidated financial statements.
(ii)
Comprehensive income (loss)

Effective April 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income (loss). Comprehensive income (loss) is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income (loss). The historical make up of net income (loss) has not changed. Other comprehensive income (loss) includes gains or losses, which Canadian GAAP requires to be recognized in a period but excluded from net income (loss) for that period.  The Company has no items of other comprehensive income (loss) in any period presented.  Accordingly, net loss as presented in the Company’s statement of operations equals comprehensive loss.

(iii)
Inventories

During the year ended March 31, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis.

(iv)
Goodwill and intangible assets

During the year ended March 31, 2008, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

The Company’s intangible assets are amortized over their useful lives, unless the life is determined to be indefinite, in which case, no amortization is taken. The Company reviews the estimated useful lives and carrying values of its intangible assets as part of its periodic assessment for impairment of long-lived assets.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

3.         Significant Accounting Policies (Continued)

(n)	Future accounting changes

(i)
Capital disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for the Company for the year beginning April 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(ii)
Financial instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances where financial assets and financial liabilities are offset.  These new sections are effective for the Company for the year beginning April 1, 2008.  The Company is in the process of assessing the impact of these new sections on its consolidated financial statements.

(iii)
International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.         Financial Instruments

The Company has designated its cash and cash equivalents and restricted cash as held-for-trading; accounts receivable as loans and receivables; and its accounts payable, accrued liabilities, promissory note payable, amounts due to related parties, convertible notes and long-term debt as other liabilities.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

4.         Financial Instruments (Continued)

(a)
Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, promissory note payable, amounts due to related parties and convertible notes approximated their fair values because of the short-term maturity of these financial instruments.

The carrying values of restricted cash and long-term debt approximated their fair values as these financial instruments bore interest at approximate market rates of interest.

(b)	Interest rate risk Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

The Company is exposed to interest rate cash flow risk on its long-term debt with variable interest rates as the payments on the loan will fluctuate as interest rates fluctuate during the term of the debt.

The Company is exposed to interest rate price risk on its promissory and convertible notes with fixed interest rates as the market rate of interest differs from the interest rate of the convertible notes.

(c)
Credit risk

The Company's financial assets that are exposed to credit risk consist of cash and cash equivalents, accounts receivable and restricted cash.  This risk is minimized as cash and cash equivalents and restricted cash are placed with well capitalized, high quality financial institutions.  Accounts receivable primarily consists of receivables arising in connection with test sales of the Nova Skincare System and amounts due to the Company in connection with the Company’s joint venture partner, Global Green.

(d)
Currency risk

The Company undertakes certain transactions in foreign currencies and as such is subject to risk due to fluctuations in exchange rates. Currently the Company is exposed to currency risk with respect to approximately US$728,000 and GBP£32,000 in cash and accounts receivable and approximately US$5,519,000 and GBP£19,000 in accounts payable and convertible debt. The Company does not use derivatives or other techniques to manage foreign currency risk.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

5.         Property and Equipment

	2008
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$0	$275,240
Building	389,348	4,951	384,397
Equipment	134,895	3,351	131,544
Computer equipment	121,320	31,605	89,715
Furniture and fixtures	89,134	20,684	68,450
Automobiles	39,711	811	38,900
Leasehold improvements	167,593	20,731	146,862
	$1,217,241	$82,133	$1,135,108

	2007
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$0	$275,240
Furniture and fixtures	51,941	9,692	42,249
Computer equipment	34,985	13,798	21,187
Leasehold improvements	20,991	11,180	9,811
	$383,157	$34,670	$348,487

6.         Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, a Duster, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 20,000,000 common shares at a deemed cost of $1,000,000, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Of the 20,000,000 common shares issued, 9,428,205 common shares were issued to parties that became related parties to the Company.

As part of the Agreement, the Company is committed to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company must pay a royalty of 3% of net sales related to ancillary product sales from these products.  If the Company elects to acquire the rights to future products developed by Pagic, they must pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

6.         Product License (Continued)

In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Duster and Tomorrow Garden Kit and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.

To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2008, $565,135 (2007 - $269,745) was paid or accrued to Pagic under the terms of the license.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote-down the value of the product license by $1,306,074 to $1.

7.         Prepaid Expenses

Prepaid expenses as at March 31, 2008 consists of $2,015,837 (2007 - $285,690), which is the deferred portion of investor relations and business consulting services agreements with the balance consisting of $103,709 (2007 - $71,071) in prepaid insurance and rental deposits.

8.         Vertigro Joint Venture

On October 2, 2006, the Company entered into a letter agreement replaced on July 9, 2007 by the Vertigro Algae Stakeholders Letter of Agreement, (together “LOA”) with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green, whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture named “Vertigro” in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro, subject to an aggregate 4.5% royalty to Pagic and West Peak.  Vertigro covers the bio-reactor technology and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including, but not limited to bio-fuel, food, health, pharmaceutical, and animal and agricultural feeds.

As at March 31, 2008, Global Green and the Company incurred a total of US$5,735,893 (2007 - US$2,023,379) in costs related to Vertigro.  Of the costs incurred to March 31, 2008, Global Green paid US$4,338,204 (2007 - US$1,653,981) of which US$7,806 is included in accounts payable. During the year ended March 31, 2007, accounts receivable included US$369,398 due from Global Green.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

8.         Vertigro Joint Venture (Continued)

Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

On May 5, 2008, Valcent USA and Global Green signed a Limited Liability Company Operating Agreement (“New Operating Agreement”) replacing the LOA to form Vertigro Algae Technologies, LLC (“Vertigro Algae”), a Texas LLC, which is the formalized operating entity for the previous unincorporated operations of Vertigro.  The business activities of Vertigro Algae will be the same as when the operations were under Vertigro.  Under the New Operating Agreement, Global Green and the Company will each hold a 50% stake in Vertigro Algae, and have committed to fund project development according to ownership allocation. Further, the Company will acquire assets of Vertigro, including buildings, laboratory, and equipment.  To allow for prior capital contributions, Global Green has incurred in excess of the Company’s prior aggregate capital contribution, Global Green will receive 70% of the net cash flow generated by Vertigro Algae until it has received $3,000,000 in excess of its 50% interest in such cash flow.

Technology License Agreement

On May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic, West Peak and the Company.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide (“Algae Biomass Technology”).  In return for the Algae Biomass Technology, both the Company and Global Green will each issue 300,000 common shares to Pagic (unissued), and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology; and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010, and US$250,000 in 2011 and each year thereafter in which the Technology License is in place.

All prior agreements between the Company and Pagic that relate to the Algae Biomass Technology will be replaced by the new Operating Agreement and the Technology License.

9.         Inventories

	2008	2007
Finished goods:
Nova Skincare Systems, 7,896 units (2007 – 10,877)	$291,703	$442,066
Raw materials	325,492	794,742
	$617,195	$1,236,808

During the year ended March 31, 2008, raw materials inventory was written down by $413,216 (2007 - $nil) due to obsolescence. This amount has been included in product development expense for the year (Note 16).

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

10.      Convertible Notes

Details of the convertible notes are as follows:

Convertible note continuity:

	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	$0	$0	$22,389	$(79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	0	0	38,835	0	534,442	546,841
April 2006 (Note 10(c))	79,115	0	0	6,427	0	85,542	87,527
December 2006 (Note 10(e))	670,486	0	0	989,296	0	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	0	0	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	0	650,000	(230,007)	258,574	0	678,567	694,310
September 2007 (Note 10(h))	0	391,000	(213,249)	119,682	0	297,433	304,633
	$2,375,249	$1,041,000	$(443,256)	$2,402,970	$(291,189)	$5,084,774	$5,202,741

	US $						CDN $
	Balance	2007	2007	2007	2007	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2006	Principal	Portion	Penalty	Conversions	2007	2007

July/August 2005 (Note 10(a))	$1,429,104	$0	$0	$119,875	$(1,232,022)	$316,957	$365,959
April 2006 (Note 10(b))	0	551,666	(388,313)	567,366	(235,112)	495,607	572,228
April 2006 (Note 10(c))	0	82,200	(48,776)	70,054	(24,363)	79,115	91,346
December 2006 (Note 10(e))	0	1,500,000	(1,067,962)	238,448	0	670,486	774,143
January 2007 (Note 10(f))	0	2,000,000	(1,331,232)	144,316	0	813,084	938,786
	$1,429,104	$4,133,866	$(2,836,283)	$1,140,059	$(1,491,497)	$2,375,249	$2,742,462

(a)
US$1,277,200 July – August 2005 Convertible Note

To provide working capital for product development, during July and August 2005, the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 913,332 common shares of the Company at a price per share of US$0.50; and (ii) up to an additional 913,332 common shares of the Company at a price per share of US$1.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature (“Cashless Conversion Feature”) allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable. As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non-cash financing expense of $1,328,337. These convertible notes are unsecured, and due on demand.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

10.      Convertible Notes (Continued)

(a)
US$1,277,200 July – August 2005 Convertible Note (Continued)

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders’ A warrants outstanding whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders’ B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007 (Note 10(c)).

During the year ended March 31, 2008, convertible notes of US$75,000 and interest totaling US$4,521 were converted to 262,057 common shares, and interest of US$22,389 (2007 – US$119,875) was accrued on the principal balance of these convertible notes.

(b)
US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 735,544 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 735,544 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature. These convertible notes are unsecured, and due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 183,886 shares of common stock; (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50; and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.

During the year ended March 31, 2008, the Company accrued US$38,835 (2007 – US$567,366) in interest on the principal balance of these convertible notes.

(c)
US$82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share. These convertible notes are unsecured and due on demand.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

10.      Convertible Notes (Continued)

(c)
US$82,200 April 2006 penalty Convertible Note (Continued)

During the year ended March 31, 2008, the Company accrued US$6,427 (2007 – US$70,054) in interest on the principal balance of these convertible notes.

(d)
Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective date plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing. The registration statement has subsequently been declared effective.

(e)
US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 2,000,000 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 2,000,000 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and due on demand. The common stock purchase warrants may be exercised on a cashless basis.

During the year ended March 31, 2008, the Company accrued US$989,296 (2007 - US$238,448) in interest on the principal balance of these convertible notes.

The right of the note holders to convert into the Company’s common stock is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

10.      Convertible Notes (Continued)

(f)
US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The convertible notes will mature on December 11, 2008, carry interest at 6% per annum and are unsecured. The notes are convertible into “Units” at the note holders’ discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days’ written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holders, interest on the notes is payable in either cash or units at US$0.50 per unit. In connection with this financing, the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing, which it has failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 as of March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.  In addition, during the year ended March 31, 2008, convertible notes of US$200,000 and interest and registration penalty totaling US$11,668 were converted to 485,707 common shares, and the Company accrued US$677,794 in interest on the principal  balance of these convertible notes (2007 - US$24,316).

(g)
US$650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party. The convertible note is due on demand and bears interest at 6% with both interest and principal convertible at the option of the lender into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum. During the year ended March 31, 2008, the Company accrued US$230,007 (2007 – US$0) in interest on the principal balance of these convertible notes.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$28,567 for failure to register the securities underlying this convertible note within 180 days from the date of issuance has been incurred in the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common stock is subject to the contractual agreement between parties that any conversion by the note holder may not lead, at the date of such conversion, to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

10.      Convertible Notes (Continued)

(h)
US$391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share for a two-year term from the date of conversion. During the year ended March 31, 2008, the Company accrued US$96,222 (2007 - US$0) in interest on the principal balance of these convertible notes.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$23,460 for failure to register the securities underlying this convertible note within 90 days from the date of issuance has been incurred during the year ended March 31, 2008.

11.      Related Party Transactions

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

		2008	2007
(a)	Charges from Pagic, a company related by a common officer and director, for product development expenses including royalties	$565,135	$269,455
(b)	Charges from CFO and director for professional fees	$35,370	$33,000
	Short-term advance from CFO, at 10% interest per annum	$150,000	$0
	Charges from private companies with this director in common for:
	(i) Office rent	$30,000	$7,500
	(ii) Consulting fee	$150,000	$46,745
	(iii) Unsecured loan advances	$57,364	$57,364
(c)	West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
	(i) Unsecured loan advances, at 8% interest per annum	$977,665	$784,837
	(ii) Consulting services	$52,500	$0
(d)	Advertising services of a private company with a director in common	$244,861	$337,749
(e)	Operational management consulting services of a director	$76,740	$0
(f)	Operational management consulting and investor relations services of a director and a related company	$75,085	$0
(g)	Bonus of 100,000 restricted common shares to a retiring director	$52,889	$0

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

11.      Related Party Transactions (Continued)

Amounts due to related parties are non-interest bearing and have no specific terms of repayment. Due to related parties includes the following amounts at March 31 in respect to certain of the above transactions:

	2008	2007
(a) Pagic royalties, etc.	$189,156	$0
(b) CFO charges and advances	158,370	43,500
(b) Consulting services and unsecured loan advances	73,896	57,364
(c) Consulting services and unsecured loan advances	1,000,165	784,362
(d) Advertising	52,145	17,319
(e) and (f) Operational management consulting	16,784	27,630
	$1,490,516	$930,175

12.      Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

On June 28, 2005, Valcent Manufacturing leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There were five months remaining on the lease as at March 31, 2008.

On November 16, 2007, Valcent EU leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of $26,017 (GB£12,550).  There were 9 years and 7.5 months remaining on the lease as at March 31, 2008.  Fiscal yearly commitments are as follows:

2009	$104,068
2010	104,068
2011	104,068
2012	104,068
2013	104,068
Thereafter	305,037
$825,377

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

13.      Long-Term Debt

At March 31, the Company’s long-term debt outstanding was as follows:

	2008	2007

Prime plus 0.25% (2007 – 8.50%) bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and $108,471 of cash (2007 - $117,327 cash)	$174,862	$209,114
Less: Current portion	16,250	13,451

	$158,612	$195,663

The portion of long-term debt repayable in each of the next four fiscal years is as follows:

2009	$16,250
2010	$17,258
2011	$18,806
2012	$106,298

Subsequent to March 31, 2008, the Company repaid this debt in its entirety.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount
		(Note 2)

Balance, as at March 31, 2006	15,787,835	$4,099,870
Issued pursuant to product license purchase agreement (i)	8,388,025	419,401
Issued for investor and public relations services (iv) to (vii)	705,000	460,614
Issued as bonus (viii)	100,000	52,708
Private placement, net of share issue costs (ii)	1,534,165	1,028,266
Issued for financial consulting services (iii)	183,886	107,681
Conversion of convertible notes (ix)	3,967,157	1,668,363
Reallocation of equity upon conversion
of debentures	0	33,532
Balance, as at March 31, 2007	30,666,068	7,870,435
Private placement, net of share issue costs (x) and (xi)	8,525,578	5,081,103
Issued for financial consulting services (xii)	3,462,008	2,414,233
Conversion of convertible notes (xv)	747,764	323,392
Reallocation of equity upon conversion
of debentures	0	208,903
Stock options exercised (xiv)	175,000	83,834
Stock-based compensation for options exercised	0	75,093
Warrants exercised (xiii)	699,903	283,837

	13,610,253	8,470,395
Balance, as at March 31, 2008	44,276,321	$16,340,830

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(b)	Issued and outstanding (Continued): During the year ended March 31, 2007, the Company:

(i)	Issued 8,388,025 shares pursuant to the Agreement (Note 6);

(ii)
Completed a private placement of units whereby a total of 1,534,165 units were issued at US$0.60 per unit. Each unit consists of one common share and one common share purchase warrant to purchase an additional common share at US$0.80.

Of the warrants issued, 833,332 expire on May 15, 2008, 270,833 on June 7, 2008 and 430,000 on August 18, 2008.

The Company paid consultants $65,843 cash, 66,666 finders’ A warrants to purchase that number of common shares at US$0.80 until May 15, 2008, 21,666 finders’ A warrants to purchase that number of common shares at US$0.80 until June 7, 2008 and 34,400 finders’ A warrants to purchase that number of common shares at US$0.80 until August 18, 2008;

(iii)	In conjunction with the April 6, 2006 convertible note offering, the Company issued 183,886 common shares to consultants;

(iv)	Issued 120,000 common shares at US$0.45 per common share for investor relations services;

(v)	Issued 400,000 common shares at US$0.64 per common share pursuant to a contract whereby a company is to provide investor relations services for a term of one year;

(vi)	Issued 160,000 common shares at US$0.45 per common share pursuant to a contract whereby a company is to provide investor relations services for a term of one year;

(vii)	Issued 25,000 common shares at US$0.45 per common share pursuant to a contract whereby a company is to provide public relations services for a term of one year;

(viii)	Issued 100,000 common shares at US$0.45 per common share to a retiring director of the Company in recognition of services rendered; and

(ix)	Issued 3,967,157 common shares upon receiving conversion notices to convert US$1,424,369 in principal and interest from holders of convertible notes. During the year ended March 31, 2008, the Company:

(x)
Completed a private placement of units whereby a total of 8,382,721 units were issued at US$0.60 per unit for gross proceeds of US$5,029,636.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 to purchase an additional common share of the Company.  The Company paid US$88,438 cash to consultants in connection with this private placement;

(xi)
Completed a private placement of units whereby a total of 142,857 units were issued at US$0.70 per unit for gross proceeds of US$100,000.  Each unit consist of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.85 to purchase an additional common share of the Company;

(xii)
Issued 3,462,008 shares in connection with seven financial consulting services agreements for administrative, investor relations, business and financial consulting services at an average deemed value of US$0.68 per share;

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(b)	Issued and outstanding (Continued):

(xiii)	Issued 699,903 common shares on exercise of 699,903 share purchase warrants at an average exercise price of US$0.40 per warrant;

(xiv)	Issued 175,000 common shares on exercise of 175,000 stock options at an exercise price of US$0.50 per option by a past director of the Company; and

(xv)	Issued 747,764 common shares upon receiving conversion notices to convert US$275,000 of convertible notes, interest of US$4,521 and a registration penalty of US$11,668 from holders (Note 10).

(c)
Stock options

The Company has a stock option plan (“Plan”) that allows for share options to be issued to employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding shares of common stock and the number of shares of common stock as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding shares of common stock. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which the Company’s common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Details of the status of the Company's stock options as at March 31, 2008 and 2007 and changes during the years then ended are as follows:

		Weighted
		Average
	Number	US Exercise
	of Options	Price

Options outstanding, March 31, 2006	1,425,000	$0.67
Granted	3,010,000	$0.59
Expired or forfeited	(600,000)	$0.61
Options outstanding, March 31, 2007	3,835,000	$0.58
Granted	2,515,000	$0.69
Forfeited	(235,000)	$0.60
Exercised	(175,000)	$0.50
Options outstanding, March 31, 2008	5,940,000	$0.63
Options exercisable, March 31, 2008	4,740,000	$0.61

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(c)	Stock options (Continued) As at March 31, 2008 and 2007, the following stock options were outstanding:

		2008		2007
Expiry Date	US Exercise Price	Number of Options	Exercisable	Number of Options	Exercisable
December 31, 2008	$0.50	125,000	125,000	0	0
March 22, 2009	$0.60	500,000	300,000	500,000	0
November 10, 2009	$0.60	650,000	450,000	650,000	300,000
March 1, 2010	$1.00	75,000	75,000	75,000	75,000
April 1, 2010	$0.70	600,000	0	0	0
April 9, 2010	$0.80	50,000	50,000	50,000	50,000
June 30, 2010	$0.60	200,000	200,000	260,000	260,000
October 2, 2010	$0.70	200,000	0	0	0
October 10, 2010	$0.70	300,000	300,000	0	0
December 20, 2010	$0.60	300,000	300,000	0	0
October 10, 2011	$0.70	750,000	750,000	0	0
February 21, 2011	$0.50	-	-	300,000	300,000
December 13, 2011	$0.55	1,650,000	1,650,000	1,650,000	1,325,000
December 20, 2011	$0.70	155,000	155,000	0	0
March 21, 2012	$0.60	300,000	300,000	350,000	350,000
March 31, 2012	$0.70	85,000	85,000	0	0
		5,940,000	4,740,000	3,835,000	2,660,000

The weighted average remaining contractual life is 2.77 years (2007 – 3.64 years).

During the year ended March 31, 2008, 2,515,000 (2007 – 3,010,000) stock options were granted to directors, officers, employees and consultants.  The fair value of these stock options is recognized as stock-based compensation expense over the vesting period of the options.  The total fair value of these stock options was calculated at $1,020,687 (2007 - $1,385,759), of which $807,687 was recognized in 2008 (2007 - $1,127,141) and $213,003 will be recognized in 2009.  Stock-based compensation expense includes $182,618 for the fair value of options issued in 2007, which vested in 2008.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(c)
Stock options (Continued)

The stock-based compensation expense was $990,305 (2007 - $1,127,141).  The fair value of stock options granted and the issue of finders’ warrants are calculated using the following weighted average assumptions:

	2008	2007

Expected life (years)	2 - 5	2 - 4
Interest rate	4.17%	4.64%
Volatility	94.91%	111.90%
Dividend yield	0.00%	0.00%

(d)	Warrants Each of the Company’s share purchase warrants are exercisable into one common share. As at March 31, 2008 and 2007 and the changes during the years then ended are as follows:

	Number of Warrants	Weighted Average US Price

Warrants outstanding and exercisable,
March 31, 2006	4,087,021	$0.69
Granted	7,666,795	$0.74

Warrants outstanding and exercisable,
March 31, 2007	11,753,816	$0.73
Granted	4,698,338	$0.90
Exercised	(699,903)	$0.41

Warrants outstanding and exercisable,
March 31, 2008	15,752,251	$0.74

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(d)	Warrants (Continued) As at March 31 the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	2008 Number of Warrants	2007 Number of Warrants
May 15, 2008 (i)	$0.80	833,332	833,332
May 15, 2008 (i)	$0.80	66,666	66,666
June 7, 2008 (i)	$0.80	270,833	270,833
June 7, 2008 (i)	$0.80	21,666	21,666
July 25, 2008	$0.50	526,660	526,660
July 25, 2008 (ii)	$0.40	480,650	913,332
July 25, 2008 (i)	$1.00	526,660	526,660
July 25, 2008 (ii)	$0.90	913,332	913,332
July 25, 2008	$0.50	216,000	216,000
July 25, 2008 (i)	$0.75	360,001	360,001
August 5, 2008 (i)	$0.50	262,932	262,932
August 5, 2008 (i)	$1.00	262,932	262,932
August 5, 2008	$0.50	39,440	39,440
August 5, 2008 (i)	$0.75	65,733	65,733
August 18, 2008	$0.80	430,000	430,000
August 18, 2008 (i)	$0.80	34,400	34,400
December 11, 2008 (i)	$0.70	435,554	0
December 11, 2008	$0.50	135,000	135,000
April 6, 2009	$0.40	513,334	735,555
April 6, 2009	$0.90	735,555	735,555
April 6, 2009	$0.50	65,320	110,320
April 6, 2009	$0.75	183,867	183,867
April 6, 2009	$0.65	109,600	109,600
April 23, 2009	$0.75	833,333	0
May 24, 2009	$0.75	223,333	0
July 10, 2009	$0.75	52,500	0
October 9, 2009	$0.75	608,333	0
December 1, 2009	$0.50	2,000,000	2,000,000
December 1, 2009	$1.00	2,000,000	2,000,000
December 18, 2009	$0.75	2,348,857	0
February 19, 2010	$0.75	125,000	0
March 21, 2010	$0.85	71,428	0

Total at March 31, 2008		15,752,251	11,753,816

(i)	Subsequent to March 31, 2008, the Company extended the expiry dates of these 2,877,776 warrants to December 31, 2008. No changes were made to the exercise prices.
(ii)	Subsequent to March 31, 2008, the Company extended the expiry date of these 1,393,982 warrants to April 9, 2009. No changes were made to the exercise prices.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

14.      Share Capital (Continued)

(e)	Contributed surplus

	2008	2007

Contributed surplus, beginning of year	$3,253,333	$1,663,066
Non-cash financing expense	0	463,126
Issuance of warrants on conversion of debentures	34,849	0
Re-pricing of warrants	0	80,102
Stock option expense for year	990,305	1,127,141
Stock options exercised during the year	(75,093)	0

Contributed surplus, end of year	$4,203,394	$3,333,435

15.      Deferred Income Taxes

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2008	2007

Future income tax assets
Non-capital losses carried forward	$4,593,497	$2,731,027
Net capital losses carried forward	186,646	244,794
Temporary differences on assets	47,417	0

	4,827,560	2,975,821
Valuation allowance for future income tax assets	(4,827,560)	(2,975,821)
Future income tax assets, net	$0	$0

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change in the valuation allowance will be reflected in current income.

The Company has non-capital losses available for income tax purposes in Canada, the United Kingdom and the United States totaling $15,305,017 (2007 - $8,008,876), which expire in various amounts from 2009 to 2028.  This amount can be used to reduce taxable income of future years.  Additionally, the Company has capital losses of $1,435,740 (2007 - $1,435,740), which are available to reduce capital gains in future periods.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

15.      Deferred Income Taxes (Continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007

	33.33%	34.12%

Income tax benefit computed at Canadian statutory rates	$4,071,130	$2,731,027
Temporary differences not recognized	(7,665)	0
Permanent differences not recognized	(1,499,462)	(1,692,480)
Income tax rate changes	(37,655)	0
Unrecognized tax losses	(2,526,348)	(1,038,547)

	$0	$0

16.      Product Development Costs

As the Company is in the development stage, test sales, bad debts and write-down of inventory related to the Nova Skincare System are included in product development costs as follows:

	2008	2007

Product development costs	$4,653,998	$1,576,107
Test sales, Nova Skincare System	(1,079,432)	(17,484)
Bad debts	93,653	3,798
Write-down of inventory	413,216	0
	(572,563)	(13,686)

Product development costs, net	$4,081,435	$1,562,421

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

17.      Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available, which is evaluated regularly by management in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are in the research, product development, and resale sectors.  The Company’s product development, research, and resale operations are focused in the United States and, on a secondary basis, in the United Kingdom whereby management of the Company is responsible for business results and the operational decision making. Canadian operations are core to administration and finance functions.  The Company’s operations are, therefore, segmented on a geographic basis.

	United States	United Kingdom	Canada	Consolidated
March 31, 2008
Segmented revenue	$0	$0	$0	$0
Segmented loss	$5,432,464	$757,819	$6,120,463	$12,310,746
Identifiable assets	$1,979,342	$518,932	$2,107,640	$4,605,914

March 31, 2007
Segmented revenue	$0	$0	$0	$0
Segmented loss	$2,937,034	$0	$4,923,413	$7,860,447
Identifiable assets	$2,364,342	$0	$1,778,143	$4,142,485

18.      Promissory Notes Payable

As at March 31, promissory notes payable consists of the following due to a third party lender:

	2008	2007

7% simple interest, US$100,000 promissory note payable, unsecured, no terms of repayment	$115,971	$115,460
10% simple interest, US$150,000 promissory note payable, unsecured, due May 15, 2008 (*)	154,196	0

	$270,167	$115,460

(*)
Pursuant to the promissory note agreement, the Company is obligated to issue 100,000 common shares of the Company at maturity. Subsequent to March 31, 2008, the Company repaid the principal and interest and issued the 100,000 common shares at US$0.66 per common share.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

19.      Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a)	The Company entered into the following agreements on April 1, 2008 and May 1, 2008 respectively:

(i)	A financial services agreement with an arm’s length private company for a term of seven months. Pursuant to the agreement, the Company issued 120,000 common shares valued at US$84,000; and

(ii)	A financial and business consulting agreement with an individual consultant for a term of twelve months. Pursuant to the agreement, the Company issued 300,000 common shares valued at US$201,000.

(b)
The Company completed a series of US$0.60 per unit private placements.  Each unit consisted of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 per share for two years. The private placements took place on May 7, June 6, and July 23, 2008, respectively, with details as follows:

(i)	issued 2,996,666 units for gross proceeds of US$1,798,000. The Company paid US$122,577 in cash consultant’s fees with respect to this issuance;

(ii)	issued 195,000 units for gross proceeds of US$117,000. The Company paid no consultant’s fees respecting the issuance; and

(iii)	issued 61,000 units for gross proceeds of US$36,600. The Company paid US$2,562 in cash consultant’s fees with respect to this issuance.

(c)	The Company issued the following common shares in relation to the conversion of certain notes:

(i)	On June 2, 2008, the Company issued 245,049 common shares relating to the conversion of US$100,000 in convertible debt and US$9,403 in accumulated interest; and

(ii)	On July 3, 2008, the Company issued 267,221 common shares relating to the conversion of US$92,281 in convertible debt and US$9,243 in accumulated interest.

Valcent Products Inc.
Notes to the Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Years Ended March 31, 2008 and 2007

19.      Subsequent Events (Continued)

(d)
On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer as to US$168,000. The debt is convertible into shares of common stock at the lesser of US$0.51 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants, one warrant being redeemable by the Company and the other being non-redeemable. The non-redeemable warrants are exercisable at US$0.55 and permit the holder to purchase shares of common stock equal to 100% of the number of shares issuable upon the conversion of the notes calculated on July 21, 2008. The redeemable warrants are exercisable at US$0.75 and permit the holder to purchase common stock equal to 50% of the number of shares issuable upon the conversion of the notes issued calculated on the closing date. The Company issued a total of redeemable warrants to purchase an aggregate of 4,761,098 shares of common stock and a total of redeemable warrants to purchase an aggregate of 2,380,550 shares of common stock. Further, the Company issued 439,216 non-redeemable warrants and 219,608 redeemable warrants and $160,000 in cash fees to close the transaction. Each non-redeemable warrant is exercisable at US$0.55, and each redeemable warrant is exercisable at US$0.75; warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at $1.50 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the Securities Act.